

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2013

Via E-mail
Mr. J. Michael Page
President and Director
Perkins Oil & Gas Inc.
1145 Marpole Avenue #409
Vancouver, BC V6H 1S5

> **Re: Perkins Oil & Gas Inc.**
> **Registration Statement on Form S-1**
> **Filed January 30, 2013**
> **File No. 333-186286**

Dear Mr. Page:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that oil and gas producing activities are material to your business operations. We note that you have oil and gas revenues. Please revise your filing to provide the disclosure required by Subpart 1200 of Regulation S-K, as applicable.

Business, page 3

2.   We note that you have not provided consistent disclosure regarding the price paid by Mr. Page for his shares of common stock acquired on June 15, 2012. In that regard, we note your disclosure at page 3 that he paid $0.01 per share, but you disclose on page 15 that he paid $0.005 per share. Please revise.

Emerging Growth Company, page 5

3.   We note your disclosure in this section. Please also consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

        Additionally, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk factors, page 6

Unless we replace our oil and natural gas reserves…, page 11

4.   Please revise this risk factor to clarify, if true, that you presently have no proved reserves.

Plan of Distribution, page 17

5.   In the last paragraph of this section, you disclose that the offering will continue for the longer of: (i) 90 days after this registration statement becomes effective, or (ii) the date on which all 5,000,000 shares registered hereunder have been sold. This does not appear to be consistent with your prior disclosure in the second paragraph of this section, and also as disclosed on your cover page, that the offering will terminate upon the earlier of (i) 180 days after this registration statement becomes effective, or (ii) the date on which all 5,000,000 shares registered hereunder have been sold. You also disclose that you may, at your discretion, extend the offering for an additional 90 days. Please revise to provide consistent disclosure about the duration of your offering.

Requirements or conditions for retention of lease, page 20

6.   You disclose that the lease on the property is for a period of 2 years, commencing October 20, 2011, and as long thereafter as (1) oil, gas, sulphur or other mineral is produced or (2) is maintained in force in any other manner provided within the lease. However, this does not appear to be consistent with the terms set forth in the lease agreement filed as Exhibit 10.1. Please revise to clarify the duration of the lease. If applicable, please also briefly describe the "other manner" in which you may maintain the lease.

Location, Access, Climate, Local Resources & Infrastructure, page 20

7.   You reference various maps which are to be included, but at present are not disclosed. If you retain such references in your amendment, please revise to provide such maps.

Markets, page 23

8.   We note your disclosure in this section regarding your intent to sell your oil under short-term and long-term agreements at prices negotiated with third parties. Please revise to clarify the involvement, if any, of your third party operator in such arrangements. In addition, please disclose the present arrangements, if any, that your operator has in place to sell the oil related to your interest in the Perkins lease.

Plan of Operation, page 29

9.   We note your disclosure that your plan of operation for the twelve months following the date of the prospectus is to continue the production program on the current lease while also searching for other appropriate leases. Please revise to briefly describe such production program on the current lease. In addition, please disclose, if known, the characteristics of the other leases for which you will search. For example, please disclose, if known, whether you will be primarily seeking other leases with existing production.

10.   Please revise to also provide management's discussion and analysis of your financial condition and results of operations for interim period financial statements. See Item 303(b) of Regulation S-K. In this regard, we note your disclosure under "revenue recognition" on page 32 that the company has yet to realize revenues from operations, when your financial statements for the three months ended September 30, 2012 show revenues of $2,423.

11.   Please revise this section to disclose the working capital deficit reflected in your financial statements.

Financial Statements

12.   Please note the updating requirements for your financial statements and related disclosures. Refer to Rule 8-08 of Regulation S-X.

13.   We note that you have presented a report from your independent accountant regarding their review of your interim financial statements for the period ended September 30, 2012. Please obtain and file a letter from your independent accountant that acknowledges awareness of the use of their report. Refer to Item 601(B)(15) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Carroll at (202) 551-3362 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Kevin M. Murphy